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For Immediate Release

Contact: Eagle Point Software Corporation, Dennis George - Chief Financial Officer 319-556-8392
           JB Acquisitions LLC, John Biver - 319-557-8627

                       EAGLE POINT SOFTWARE CORPORATION
                         ENTERS INTO MERGER AGREEMENT

Dubuque, IA, July 12, 2001 -- Eagle Point Software Corporation (NASDAQ: EGPT), today announced that it has entered into a definitive merger agreement with JB Acquisitions LLC, an entity formed by John F. Biver, a founder, current director and former executive officer of Eagle Point. The merger agreement provides for the merger of Talon Acquisition Corp., a newly formed wholly-owned subsidiary of JB Acquisitions, with and into Eagle Point, with Eagle Point surviving as a wholly-owned subsidiary of JB Acquisitions. In the merger, each share of Eagle Point's common stock outstanding immediately prior to the merger, other than shares held directly or indirectly by JB Acquisitions, will be converted into the right to receive $6.40 in cash, except that 78,125 shares held by Rodney L. Blum (a current director and former executive officer of Eagle Point) and 39,062 shares held by Dennis J. George (a current director and Chief Financial Officer of Eagle Point) will be converted into the right to receive 7-year subordinated promissory notes from Eagle Point in the principal amount of $6.40 per share acquired. Eagle Point's obligations under the notes will be guaranteed by Mr. Biver and his spouse. In addition, JB Acquisitions, Talon and Digital Canal Corporation, an entity formed by Mr. Blum, have entered into a definitive agreement providing for the purchase by Digital Canal of the operating assets of Eagle Point's Building Design and Construction Division and its Structural Division for a cash purchase price of approximately $1.1 million. These divisions generated aggregate net revenues in the twelve months ended December 31, 2000 of $2.3 million and incurred net operating losses during that period. Currently, Eagle Point has 4,632,329 shares of common stock outstanding and 730,432 shares subject to stock options.

The definitive merger agreement with JB Acquisitions resulted from a process commenced in January 1997 when Eagle Point retained a financial advisor to assist it in evaluating strategic alternatives available to it to maximize stockholder value. From time to time since that date, Eagle Point furnished information to various third parties and engaged in discussions with certain of such parties regarding their interest in a possible business combination. However, none of these discussions resulted in a definitive agreement with respect to any such transaction. In January 2001 Mr. Biver expressed a preliminary interest in acquiring Eagle Point's outstanding shares at a price of $4.25 per share. Following discussions with Eagle Point, on March 6, 2001, JB Acquisitions submitted a revised acquisition proposal to Eagle Point which contemplated the acquisition of all outstanding shares of Eagle Point's common stock not owned by Mr. Biver at a price of $6.40 per share, which represented a premium of 75% over the average closing price for the 90-day period ended March 5, 2001. On March 7, 2001, Eagle Point issued a press release publicly disclosing the terms of the proposal from JB Acquisitions. Since that date, Eagle Point received inquiries from two other potentially interested parties who failed to proceed beyong preliminary discussions with Eagle Point.
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The definitive agreement has been approved by Eagle Point's Board of Directors
(with Mr. Biver and Mr. Blum not participating), based upon the unanimous recommendation of a special committee of its independent directors. The special committee retained Duff & Phelps, LLC as its financial advisor in connection with its consideration of the proposal from JB Acquisitions. The consummation of the merger is subject to certain conditions, including regulatory approvals, the approval of Eagle Point's stockholders, the simultaneous consummation of the transactions contemplated by the agreement between JB Acquisitions, Talon and Digital Canal and the receipt by JB Acquisitions of certain necessary financing. JB Acquisitions has received a financing commitment letter from Dubuque Bank and Trust of Dubuque, Iowa to provide a portion of such financing, subject to certain customary conditions. JB Acquisitions is currently working to obtain the additional financing needed to complete the merger. Subject to clearance of the required proxy materials with the SEC, it is expected that a special meeting of Eagle Point's stockholders will be called later this year to vote upon the merger.

This press release is not a substitute for the proxy statement that Eagle Point will file with the SEC. Investors are urged to read Eagle Point's proxy statement because it will contain important information. The proxy statement, once filed, will be available, free of charge, at the SEC's Web site (www.sec.gov) and from Eagle Point. Eagle Point, Messrs. Biver, Blum and George, and the other Eagle Point directors and executive officers may be deemed to be participants in the solicitation of proxies from Eagle Point's stockholders. Information concerning Eagle Point's directors and executive officers will be available in the documents which will be filed with the SEC, including the proxy statement.

Certain matters discussed in this news release constitute forward-looking statements that involve various risks and uncertainties, including whether or not any transaction will ultimately result from the definitive agreement between Eagle Point and JB Acquisitions. Other risks and uncertainties associated with Eagle Point's business are set forth from time to time in reports filed by Eagle Point with the SEC, including Eagle Point's report on Form 10-K for the fiscal year ended June 30, 2000 and Forms 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001.

Founded in 1983, Eagle Point Software Corporation offers modules in the following product families: Field Data Collection, Civil Engineering/Surveying, Hydrology/Hydraulics, Landscape Architecture, Building Design & Construction, and Structural Engineering. Currently Eagle Point has an installed base of more than 40,000 customers worldwide. All company names and product names mentioned are the property of their respective owners.

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